UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.
75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010 AND 2009 AND YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

Notes to Financial Statements	6 - 16

Supplemental Schedule
Form 5500, Schedule H, Line 4a: Schedule of Delinquent Participant Contributions	17

Supplemental Schedule
Form 5500, Schedule H, Line 4i: Schedule of Assets Held At End of Year	18

Signatures	19

Exhibit Index	20

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the
MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, and supplemental schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Jericho, New York
June 24, 2011

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$813	$65,239

Investments, at fair value
Mutual funds	117,258,191	88,121,446
Common and collective trust funds	21,608,717	25,077,681
MSC Industrial Direct Co., Inc. Common Stock	5,969,347	4,016,010
Tradelink investments	933,185	734,770
Total investments, at fair value	145,769,440	117,949,907

Receivables:
Employer contributions	1,729	—
Participant contributions	5,460	—
Notes receivable from participants	5,846,576	5,359,926

Total receivables	5,853,765	5,359,926

Net assets available for benefits at fair value	151,624,018	123,375,072

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(781,030)	(556,931)

Net assets available for benefits	$150,842,988	$122,818,141

See accompanying notes to the financial statements.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Year Ended
December 31, 2010
Additions to net assets attributed to:

Contributions:
Participants	$11,056,897
Employer, net of forfeitures	2,286,183
Rollovers	1,501,236
14,844,316
Investment income:
Net appreciation in fair value of investments	15,128,123
Dividend income	3,206,766
Interest income on notes receivable from participants	296,122
Total additions	33,475,327

Deductions from net assets attributed to:
Benefits paid to participants	5,420,632
Withdrawals, administration fees and other	29,848

Total deductions	5,450,480

Net increase in net assets	28,024,847

Net assets available for benefits:
Beginning of year	122,818,141

End of year	$150,842,988

See accompanying notes to the financial statements.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all Employees (as defined in the Plan) of participating employers (other than Employees who are non-resident aliens with no earned income from a participating employer which constitutes income from services within the United States and Employees covered by a collective bargaining agreement) who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). MSC Industrial Direct Co., Inc. (the “Company”) is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $16,500 ($22,000 for participants eligible to make catch-up contributions) during 2010. Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer determined to make, for 2010 and 2009, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax contribution.  On March 29, 2009, the Company temporarily suspended the Employer discretionary matching contribution to eligible participants and effective May 23, 2010, the Company reinstated the discretionary matching contribution. The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2010 or 2009.  In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan.

In 2010, the Employer’s discretionary matching contributions were $2,286,183. This includes the application of forfeitures accumulated in 2010 and previous Plan years of $114,660.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.  Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2010 and 2009, the amounts of unallocated forfeitures were $10,326 and $57,589, respectively.  During the year ended December 31, 2010, forfeited non-vested accounts of $114,660 were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2010 ranged from 4.25% to 10.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years. A participant can have a maximum of two loans outstanding from the Plan at any given time.

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant or, upon death, a participant’s beneficiary, may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period, a direct rollover into an Individual Retirement Account or another Qualified Plan, or may elect to defer distribution. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan.  Fees from accountants, counsel, and other specialists are generally paid by the Company.

Amendment and Restatement

On December 23, 2009, the Plan was amended and restated, generally effective January 1, 2009, utilizing a prototype document sponsored by AccuDraft, Inc.  As part of such restatement, the Plan was amended to, among other things, incorporate into the Plan document previously-adopted amendments required by the Economic Growth Tax Relief Reconciliation Act of 2001 and subsequent legislative and regulatory changes.

On October 19, 2010, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the record keeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s common stock and potentially the individual investments in the tradelink accounts under the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

As of December 31, 2010 and 2009, 4% and 3%, respectively, of the Plan’s net assets available for benefits at fair value were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $64.69 and $47.00 per share, respectively).  As of June 16, 2011, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $64.36 per share.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received in an asset sale or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of MSC Industrial Direct Co., Inc. common stock are valued at quoted market prices and mutual funds, including those in the tradelink investment accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through its participation in the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”), a common collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year end. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

New Accounting Pronouncements

Fair Value Disclosures. In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to provide a consistent definition of fair value and ensure that fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for level 3 fair value measurements, and is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact the adoption will have on its financial statements.

 In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. This guidance requires:  (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 fair value measurements along with the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements.  This guidance was effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.  The adoption of this guidance did not have an impact on the Plan’s financial statements.

Loans to Participants. In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Subsequent Events. In May 2009 and February 2010, the FASB issued guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have an impact on the Plan’s financial statements.

Reclassifications
Certain prior period amounts have been reclassified to conform with current year presentation.  Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety.   The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

Following is a description of the valuation methodologies used for each major class of assets measured at fair value.

MSC Industrial Direct Co., Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1 investments.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end and are classified as Level 1 investments.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The Equity Index Trust is composed of substantially all of the stocks in the S&P 500 Index and valued at the NAV of shares held by the plan at year end and is classified as a Level 1 investment.  Effective September 1, 2010, the Plan removed the T. Rowe Price Equity Index Trust as an investment option.

The T. Rowe Price Stable Value Common Trust Fund is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment.  The investments in this Trust are generally not available in an exchange and active market and generally must be held to maturity.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

Tradelink Investments: Valued based on the fair market value of the underlying stocks and mutual funds, which are as of the closing price reported on the active markets on which the stocks are traded and the NAV of shares held by the plan at year end, respectively, and is classified as a Level 1 investment.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Mutual Funds	$117,258,191	$-	$-	$117,258,191

Common/Collective Trusts	-	21,608,717	-	21,608,717

MSC Industrial Direct Co., Inc.
Common Stock	5,969,347	-	-	5,969,347

Tradelink Investments	933,185	-	-	933,185

Investments at fair value	$124,160,723	$21,608,717	$-	$145,769,440

Investments at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Mutual Funds	$88,121,446	$-	$-	$88,121,446

Common/Collective Trusts	6,531,661	18,546,020	-	25,077,681

MSC Industrial Direct Co., Inc.
Common Stock	4,016,010	-	-	4,016,010

Tradelink Investments	734,770	-	-	734,770

Investments at fair value	$99,403,887	$18,546,020	$-	$117,949,907

For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

4.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009

T. Rowe Price Equity Index Trust	$	*	$6,531,661
T. Rowe Price Global Stock Fund		8,584,167	7,494,038
Vanguard 500 Index Signal Fund		7,928,476	*
T. Rowe Price Growth Stock Fund		13,693,617	11,210,229
T. Rowe Price Personal Strategy Balanced Fund		9,502,789	7,416,135
T. Rowe Price Personal Strategy Growth Fund		14,036,876	11,420,081
T. Rowe Price Stable Value Common Trust Fund		21,608,717	18,546,020
PIMCO Total Return Fund		10,510,987	9,647,833

*   Does not represent 5% or more of the Plan net assets in the respective year.   Effective September 1, 2010, the Plan changed an investment option from the T. Rowe Price Equity Index Trust to the Vanguard 500 Index Signal Fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended as follows:

December 31, 2010

Common and Collective Trust Funds	$(5,557,935)
MSC Industrial Direct Co., Inc. Class A Common Stock	1,464,018
Mutual Funds	19,023,625
Tradelink Investments	198,415

Total	$15,128,123

5.      INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 20 options:

1)
MSC Industrial Direct Co., Inc. Class A Common Stock— The Plan Trustee is permitted to acquire, with amounts directed by participants to be invested in shares of Class A Common Stock of MSC Industrial Direct Co., Inc. (“Common Stock”) directly from the Company.

The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company.  All of the shares of Common Stock purchased (sold) by the Plan Trustee in 2010 were traded through the principal national securities exchange.

The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as it determines in its sole discretion.

If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

The value of the Common Stock held by the Plan is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

2)
T. Rowe Price Personal Strategy Growth Fund— Seeks the highest total return over time with a primary emphasis on capital growth; income is a secondary concern. The fund typically invests approximately 70-90% of assets in stocks and 10-30% in bonds and money market securities.

3)
T. Rowe Price Personal Strategy Balanced Fund— Seeks capital appreciation and income. The fund typically invests approximately 50-70% of assets in stocks, 20-40% in bonds, and 0-20% in money market securities.

4)
T. Rowe Price Personal Strategy Income Fund— Seeks income; capital growth is a secondary concern. The fund typically invests approximately 30-50% of assets in stocks, 30-50% in bonds, and 10-30% in money market securities.

5)
PIMCO Total Return Fund— Seeks maximum total return. The fund normally invests at least 65% of assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The fund may invest up to 10% of assets in high-yield securities. The fund may invest all assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage-or asset-backed securities. The portfolio duration generally averages from 3.5 years to 6 years.

6)
T. Rowe Price Balanced Fund— Seeks capital growth, current income, and preservation of capital. The fund normally invests approximately 65% of assets in U.S. and foreign common stocks and 35% of assets in fixed-income securities. It will invest at least 25% of assets in senior fixed-income securities. The fund may also invest in other securities, including futures, options and swaps.

7)
T. Rowe Price Equity Income Fund— Seeks dividend income and long-term capital growth. The fund invests at least 80% of assets in common stocks, with 65% of assets in the common stocks of well-established companies paying above-average dividends.  It invests most assets in U.S. common stocks, and may also purchase other securities including foreign stocks, futures, and options.

8)
Vanguard 500 Index Signal Fund—  Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.  The fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, which is a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its respective weighting in the index.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

9)
T. Rowe Price Growth Stock Fund— Seeks long-term growth of capital and increasing dividend income is secondary. The fund normally invests at least 80% of assets in common stock of a diversified group of growth companies.  It mostly seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  The fund generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy.  While it invests most assets in U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures, and options.

10)
T. Rowe Price Global Stock Fund— Seeks long-term capital growth. The fund diversifies broadly by investing in a variety of industries in developed and, to a lesser extent, emerging-markets. The fund invests in at least five countries, one of which is the United States.  The fund purchases stocks without regard to a company’s market capitalization, but generally invests in large and, to a lesser extent, medium-sized companies.  It invests at least 80% of net assets in U.S. and foreign stocks and the percentage varies over time.

11)
T. Rowe Price International Stock Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in stocks of established non-U.S. issuers.  It may invest in companies of any size, but the focus is on large and, to a lesser extent, medium-sized companies.  The fund may invest in both developing and developed countries.

12)
T. Rowe Price Media and Telecommunications Fund— Seeks long-term growth of capital. The fund normally invests at least 80% of assets in the common stocks of media and telecommunications companies. Generally, the fund invests in companies in the large to mid-capitalization range.

13)
Keeley Small Cap Value Fund — Seeks capital appreciation. The fund normally invests at least 80% of net assets plus the amount of any borrowings for investment purposes in common stocks and other equity type securities, including preferred stock, convertible debt securities, and warrants, of companies with small market capitalization.

14)
T. Rowe Price Stable Value Common Trust Fund— Seeks to provide maximum current income while maintaining stability of principal. The trust will invest primarily in Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”), Synthetic Investment Contracts (“SICs”), and Separate Account Contracts (“SACs”) that meet quality and credit standards. The trust seeks to reduce risk by diversifying its investments by issuer, quality, and duration.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

15)
Janus Growth and Income Fund— Seeks long-term growth of capital and current income. The fund normally invests up to 75% of assets in equity securities with growth potential, and at least 25% of assets in securities with income potential. It may invest in foreign equity and debt securities, which may include investments in emerging markets. The fund can also invest in derivatives.

16)
T. Rowe Price New Horizons Fund— Seeks long-term capital growth. The fund will invest primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle. It may also invest in companies that offer the possibility of accelerating earnings growth because of rejuvenated management, new products, or structural changes in the economy. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

17)
T. Rowe Price Mid-Cap Value Fund— Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in companies whose market capitalization falls within the range of the companies in the S&P MidCap 400 index or the Russell Midcap Value index.  While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures, and options.

18)
T. Rowe Price Value Fund— Seeks long-term capital appreciation and income is a secondary consideration. The fund normally invests at least 65% of assets in common stocks the fund manager regards as undervalued. Holdings primarily consist of large-cap stocks, but may also include mid-cap and small-cap companies. It will invest most assets in U.S. common stocks, but may also purchase other securities, including foreign stocks, futures, and options, in keeping with fund objectives.

19)
T. Rowe Price Mid-Cap Growth Fund— Seeks long-term capital appreciation. The fund normally invests at least 80% of assets in a diversified portfolio of common stocks of mid-cap companies whose earnings T. Rowe Price expects to grow at a faster rate than the average company.  While it invests most assets in U.S. common stocks, the fund may also purchase other securities including foreign stocks, futures, and options.

20)
Tradelink Investments— An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families.

6.      INCOME TAX STATUS

The Company has adopted a non-standardized prototype plan as the plan document for the Plan. The prototype document was submitted to the Internal Revenue Service (the “IRS”) for an opinion that the prototype document complies in form with the qualification requirements of Section 401(a) of the Code, as amended (the “Code”) and the IRS issued a favorable opinion letter to the prototype sponsor. On April 30, 2010, the Plan was submitted to the IRS for a determination that the Plan, as adopted, complies in form with the qualification requirements of Section 401(a) of the Code.  Although the IRS has not yet issued a favorable determination letter to the Plan, the Plan Sponsor expects it to do so, and believes that the Plan has been designed to comply with the requirements of the Code. The Plan Sponsor has indicated that it will take the necessary steps, if any, to ensure that the Plan's operations are in compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 (continued)

7.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.   These investments represent $114,155,727, or 75% of total net assets available for plan benefits at fair value at December 31, 2010 and $98,722,192, or 80% of total net assets available for plan benefits at fair value at December 31, 2009.

Plan investments in shares of common stock issued by the Company were $5,969,347, or 4% of total net assets available for plan benefits at fair value at December 31, 2010 and $4,016,010, or 3% of total net assets available for plan benefits at fair value at December 31, 2009.  The Company is responsible for the administration of the Plan.

8.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

9.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$150,842,988	$122,818,141

Adjustment to contract value for fully benefit-responsive investment contracts	781,030	556,931

Net assets available for benefits per the Form 5500	$151,624,018	$123,375,072

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the year ended December 31, 2010 to Form 5500:

December 31,
2010

Net increase in net assets available for benefits	$28,024,847

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(556,931)

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	781,030

Net increase in net assets per Form 5500	$28,248,946

10.    SUBSEQUENT EVENTS

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

Effective May 20, 2011, the Plan removed the Janus Growth Fund as an investment option and transferred these assets into the T. Rowe Price Growth Stock Fund.

Effective June 9, 2011, the Plan was amended to provide that service prior to December 13, 2010 with Rutland Tool & Supply Co., and the affiliates and predecessors thereof, is recognized as service with the Employer for purposes of determining eligibility and vesting under the Plan.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500—SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

AS OF DECEMBER 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
$313	$—	$313	(1)	$—	$—

(1)
Represents delinquent participant contributions from one pay period in 2010.  During 2011, the Company remitted to the Plan the delinquent participant contributions, in addition to $7 in lost earnings. The Company has filed the required Form 5330, Return of Excise Taxes Related to the Employee Benefit Plans.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

Identity of Issuer	Description	Cost	Fair Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock	**	$5,969,347
PIMCO	PIMCO Total Return Fund	**	10,510,987
T. Rowe Price *	T. Rowe Price Balanced Fund	**	6,575,296
T. Rowe Price *	T. Rowe Price Equity Income Fund	**	7,365,330
Vanguard	Vanguard 500 Index Signal Fund	**	7,928,476
T. Rowe Price *	T. Rowe Price Global Stock Fund	**	8,584,167
T. Rowe Price *	T. Rowe Price Growth Stock Fund	**	13,693,617
T. Rowe Price *	T. Rowe Price International Stock Fund	**	4,117,531
T. Rowe Price *	T. Rowe Price New Horizons Fund	**	1,934,291
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund	**	7,528,175
Keeley	Keeley Small Cap Value Fund	**	3,750,180
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund	**	21,608,717
Janus	Janus Growth and Income Fund	**	2,521,538
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund	**	5,232,720
T. Rowe Price *	T. Rowe Price Value Fund	**	1,957,272
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund	**	6,745,905
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund	**	9,502,789
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund	**	14,036,876
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund	**	5,273,041
T. Rowe Price *	Cash	**	813
Brokerage Accounts	Tradelink Investments	**	933,185
Total investments at fair value			145,770,253

Participant Loans	1,816 Loans to participants with interest rates ranging from 4.25% - 10.50% with various maturity dates through 2020	**	5,846,576
Total Assets Held For Investment Purposes			$151,616,829

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 24, 2011
/s/ Eileen McGuire
Eileen McGuire Senior Vice President of Human Resources
and Plan Administrator

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm